UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8 - 52806 |

## FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING ___01/01/2024___ AND ENDING ___12/31/2024___

                                             MM/DD/YYYY                                  MM/DD/YYYY

### A. REGISTRANT IDENTIFICATION

NAME OF FIRM:                          **EQTE BROKERAGE LLC**

TYPE OF REGISTRANT (check all applicable boxes):

X Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**FIVE RADNOR CORPORATE CENTER, 100 MATSONFORD ROAD, SUITE 250**

(No. and Street)

| **Radnor** | **PA** | **19087** |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| **Dmitriy Rutitskiy** | **212-751-4422** | **drutitskiy@dfppartners.com** |
| --- | --- | --- |
| (Name) | (Area Code -- Telephone No.) | (Email Address) |

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

**KPMG LLP**

(Name – if individual, state last, first, and middle name)

| **345 Park Ave** | **New York** | **NY** | **10154** |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

| **10/20/2003** | **185** |
| --- | --- |
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

| FOR OFFICIAL USE ONLY |
| --- |
| |

*Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.*

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Barry Breen, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of EQTE BROKERAGE LLC, as of December 31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature

Director and Chief Compliance Officer

Title

Notary Public

Commonwealth of Pennsylvania - Notary Seal
Lisa Bianchini, Notary Public
Delaware County
My commission expires November 25, 2026
Commission number 1011466

**This filing** contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as* applicable.

# EQTE BROKERAGE LLC

Statement of Financial Condition
December 31, 2024

# Table of Contents

|  | Page |
|---|---|
| Report of Independent Registered Public Accounting Firm | 1 |
| Statement of Financial Condition | 2 |
| Notes to the Statement of Financial Condition | 3–5 |



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

## Report of Independent Registered Public Accounting Firm

To the Member and the Board of Directors
EQTE Brokerage LLC:

*Opinion on the Financial Statement*

We have audited the accompanying statement of financial condition of EQTE Brokerage LLC (the Company) as of December 31, 2024, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with U.S. generally accepted accounting principles.

*Basis for Opinion*

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

*KPMG LLP*

We have served as the Company's auditor since 2023.

New York, New York
April 15, 2025


**EQTE BROKERAGE LLC**

**Statement of Financial Condition**

December 31, 2024


**Assets**

| | | |
|---|---|---:|
| Cash | $ | 802,028 |
| Prepaid expenses and other assets | | 155,986 |
| **Total Assets** | $ | 958,014 |

**Liabilities**

| | | |
|---|---|---:|
| Accounts payable and accrued expenses | $ | 314,726 |
| **Total Liabilities** | | 314,726 |

| | | |
|---|---|---:|
| **Member's equity** | | 643,288 |
| **Total liabilities and member's equity** | $ | 958,014 |


See accompanying notes to Statement of Financial Condition.

1


**EQTE BROKERAGE LLC**
**Notes to the Statement of Financial Condition**
December 31, 2024

## Note 1-Organization and Business

EQTE Brokerage LLC (the "Company") is a limited liability company organized under the laws of the state of Delaware. The Company is a wholly owned subsidiary of EQT Exeter Holdings US, Inc. (the "Parent"). The Parent is a wholly owned subsidiary of EQT AB ("EQT"), a global investment organization focused on active ownership strategies. The Company is a broker-dealer and as such is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was approved to commence operations as a broker-dealer on May 16, 2023.

The Company primarily sells private placements issued by its affiliates to customers. The Company also is the dealer manager for EQT Exeter Real Estate Income Trust, Inc. ("EQRT"). EQRT is in the start-up phase and has not earned any revenue from its role as dealer manager.

The Parent acknowledges that the Company is an integral part of EQT's retail distribution channel and intends to fund the Company through capital contributions that allow the Company to meet its obligations.

## Note 2-Summary of Significant Accounting Policies

### Basis of Presentation and Use of Estimates

The accompanying financial statement is prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"). The preparation of financial statements in conformity with U.S. GAAP requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. All amounts are denominated in U.S. dollars.

### Cash

All cash deposits are held by one financial institution and therefore are subject to credit risk at that financial institution. The amount of cash exceeding federally insured limits was $552,028 at December 31, 2024. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

### Income taxes

The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code provides that any income or loss is passed through to the ultimate taxpaying entity for federal, state and certain local income taxes. Accordingly, the Company has not provided for federal, state or local income taxes. Additionally, any tax benefit that the Parent may receive is not remitted to the Company.

As of December 31, 2024, there were no uncertain tax positions. The earliest tax year open to examination by state or federal taxing authorities is 2022.

*Segment Reporting*

Effective January 1, 2024, the Company adopted the provisions of Accounting Standards Update ("ASU") No. 2023-07, Segment Reporting (Topic 280) Improvements to Reportable Segment Disclosures ("ASU 2023-07"). ASU 2023-07 improves reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. In accordance with ASU 2023-07, the Company is required to disclose significant segment expenses that are regularly provided to the chief operating decision maker ("CODM") and included within each reported measure of segment profit or loss, an amount for other segment items including a description of the composition. Additionally, ASU 2023-07 requires the Company to disclose the title and position of the CODM along with an explanation of how the CODM uses reported measures of segment profit or loss in assessing segment performance and deciding how to allocate resources. ASU 2023-07 also requires the Company to clarify if the CODM uses more than one measure of a segment's profit or loss in assessing segment performance and deciding how to allocate resources.

## Note 3-Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, where the Company primarily sells private placements issued by its affiliates to customers. The Company has identified its CEO and CCO as the chief operating decision makers ("CODM"), who use net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations and offices are located in the United States. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

The measure of segment assets is reported on the statement of financial condition as total assets at December 31, 2024.

## Note 4-Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which specifies the minimum level of net capital a broker-dealer must maintain and also requires that a significant portion of a broker-dealer's assets be kept in relatively liquid form. Rule 15c3-1 requires that the Company maintain minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, as those terms are defined by the rule, may not exceed 8-to-1. The Company's minimum net capital is the greater of $5,000 or the aggregate indebtedness method ($20,982).

At December 31, 2024, the Company had regulatory net capital of $487,302, which was $466,320 in excess of its minimum net capital requirement of $20,982. At December 31, 2024, the aggregate indebtedness to net capital ratio was 0.6459 to 1.

**EQTE BROKERAGE LLC**
**Notes to the Statement of Financial Condition**
December 31, 2024

### Note 5-Related Party Transactions

The Company is not likely to ever generate profits and accordingly, will be dependent on its access to funding from the Parent. The Parent intends to continue to fund the operational and regulatory needs of the Company for the foreseeable future.

EQT Partners Inc., an affiliated entity, pays the Company's direct operating expenses. $250,463 was outstanding as a payable as of December 31, 2024, and was included in Accounts payable and accrued expenses on the Statement of Financial Condition.

The Company maintains an expense sharing agreement (the "Agreement") with the Parent, whereby the Parent provides office space, employee services, accounting, administrative and technical services.

The terms of these agreements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

### Note 6-Contingencies

In the normal course of business, the Company may be subject to various legal proceedings and regulatory matters. Currently, there are no material legal proceedings or regulatory matters pending against the Company.

### Note 7-Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure from January 1, 2025 through the date the financial statements were issued, and there are no subsequent events that would require adjustments to or disclosure in the financial statement.